Document is copied.
                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47984


                           PROSPECTUS SUPPLEMENT NO. 29
                     (TO PROSPECTUS DATED NOVEMBER 1, 2000)

                                CORECOMM LIMITED
                            -------------------------
                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2006,
            SERIES B SENIOR CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                           AND SHARES OF COMMON STOCK
                            -------------------------


     This Prospectus Supplement No. 29 supplements and amends the Prospectus dated November 1, 2000, and amended on November 14, 2000, December 7, 2000, December 21, 2000, December 28, 2000, January 25, 2001, January 26, 2001,
February 1, 2001, March 2, 2001, March 13, 2001, March 19, 2001, March 21, 2001,
March 28, 2001, May 16, 2001, June 4, 2001, August 2, 2001, August 28, 2001,
September 7, 2001; October 5, 2001; November 2, 2001; November 14, 2001; December 18, 2001; December 28, 2001; January 7, 2002; February 8, 2002 and March 11, 2002::

o   The 6% convertible subordinated notes due 2006 of CoreComm Limited;

o   CoreComm's Series B senior convertible exchangeable preferred stock;

o Shares of common stock issuable as dividends on the Series B preferred stock, upon conversion of the convertible notes and the Series B preferred stock and as interest on CoreComm's senior unsecured notes due 2003; and

o The right, attached to each share of common stock, to purchase CoreComm's Series C junior participating preferred stock.

     The purpose of this Prospectus Supplement is to provide supplemental information that was contained in a current report on Form 8-K dated April 1, 2002.

     The Prospectus, together with all of the supplements filed to date (including this supplement), constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, with respect to offers and sales of the securities described above.

         WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THE ACCOMPANYING PROSPECTUS, WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH THESE SECURITIES, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                            -------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Prospectus Supplement No. 29 is April 2, 2002.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


         Date of report (Date of earliest event reported) April 1, 2002
                                                          -------------


                                CORECOMM LIMITED
               (Exact Name of Registrant as Specified in Charter)


          Delaware                 000-31359                23-3032245
(State or Other Jurisdiction     (Commission      (IRS Employer Identification
     of Incorporation)           File Number)                   No.)

                 110 East 59th Street, New York, New York 10022
               (Address of Principal Executive Offices) (Zip Code)


       Registrant's Telephone Number, including area code (212) 906-8485
                                                          --------------

                                 Not Applicable
          (Former Name or Former Address, if Changed Since Last Report)

Item 5.  Other Events.

     On April 1, 2002, CoreComm Limited (the "Company") issued a press release announcing (a) its earnings for the quarter and year ended December 31, 2001 and
(b) that it was delaying filing of its Form 10-K for the year ended December 31, 2001.

     The press release is filed as Exhibit 99.1 to this Form 8-K, and is incorporated by reference in this Form 8-K.

Item 7.    Financial Statements, Pro Forma Financial Information and Exhibits.

(c)  Exhibits

Exhibit 99.1 Press release issued April 1, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           CORECOMM LIMITED

                                           By: /s/ Michael A. Peterson
                                               ------------------------------
                                               Name:   Michael A. Peterson
                                               Title:  Executive Vice President
                                                       Chief  Operating Officer
                                                       Chief Financial Officer


Dated: April 1, 2002

                                  EXHIBIT INDEX

Exhibit No.                Description

99.1                       Press release, issued April 1, 2002

                                                                  Exhibit 99.1

CORECOMM LOGO


FOR IMMEDIATE RELEASE


                  CORECOMM ANNOUNCES FINANCIAL RESULTS FOR 2001

              COMPANY IS EBITDA POSITIVE IN THE 4TH QUARTER OF 2001

         SUCCESSFUL COMPLETION OF $600 MILLION RECAPITALIZATION IN 2001

         New York, New York (April 1, 2002) - CoreComm Limited (NASDAQ: COMM) announced today its operating results for the year ended 2001.

         In 2001, the Company responded successfully to the challenges in the telecommunications industry and financial markets and had many significant achievements, both operationally and financially. Operationally, the Company embarked in early 2001 on a significantly revised business plan, designed to increase profitability and focus on its most efficient and profitable businesses. By the end of the year, $140 million in annualized expenses were eliminated and the Company reached EBITDA positive in the fourth quarter. Financially, the Company commenced a recapitalization effort in 2001, designed to reduce debt and other cash obligations. By the end of 2001, the Company had successfully recapitalized approximately $600 million of debt and preferred stock, and had eliminated more than $100 million of other liabilities and future obligations. Throughout the year and concurrent with these achievements, the Company continued to expand its product lines, to add new customers and to improve the overall quality of the service. CoreComm ended the year with approximately 400,000 total customers.

         Thomas Gravina, Chief Executive Officer of CoreComm said, "2001 was a remarkable year for the Company. We began the year by raising $90 million in an extremely difficult financing environment and announced our revised business model. This business model focuses the Company on its most profitable voice and data products, with a strong regional presence in the Mid-Atlantic and Mid-West, where our customers are densely concentrated. Through our focused execution of the revised business plan throughout the year, we successfully achieved substantial cost savings, while growing revenues in targeted areas and continuing to implement initiatives to enhance the quality of our customers' experience.

         "As a result, we are pleased to announce that the Company reached EBITDA positive in the fourth quarter. This represents the fourth consecutive quarter of improved EBITDA results. In the fourth quarter, our EBITDA (before corporate expenses) was $1.9 million, compared to losses of ($1.3) million in the third quarter, ($7.8) million in the second quarter and ($22.2) million in the first quarter. We are now focused on maintaining the current positive trend in our results and believe that the Company is in a position to continue to generate additional positive EBITDA growth and become cash flow positive by the end of 2002.

          "In addition to our successful operating results, we also completed a substantial recapitalization of the Company's financial liabilities. We successfully reached agreement with note and preferred stock holders to recapitalize approximately $600 million of debt and preferred stock. We also successfully negotiated with existing vendors and improved the terms of existing payables, eliminating more than $100 million of liabilities and future obligations while at the same time expanding our network and product capabilities. These were tremendous wins for the Company. These transactions have allowed us to create a more efficient and appropriate capital structure, which will not only enable us to compete more effectively in our growing industry, but will also put us in a position to be involved in future strategic developments in our sector. We continue to believe that the long-term fundamentals of our businesses are strong, and that the Company is now poised to exploit the many opportunities before us.

         "We look forward to building on the significant progress the Company made during 2001. With a revised capital structure and continued execution of our business model, we plan to take advantage of the strong demand for our voice and data services offerings in both the commercial and residential markets. We remain confident in our ability to continue to drive profitability, and look forward to another successful year in 2002. Many thanks to our customers and vendors for their support, and to our senior management team and associates for their highly effective leadership and tremendous results in 2001."

         The components of EBITDA as defined by the Company are set forth in the results summarized under the heading "Full Year Financial Results." This definition is consistent across the periods referred to in this release.

                            RECAPITALIZATION OVERVIEW

         On December 31, 2001, the Company announced that it had completed the first phase of the previously announced program to recapitalize a significant portion of its debt. During the first phase of the recapitalization, the following securities were exchanged for approximately 87% of the equity in the recapitalized company: 100% of the Company's $105.7 million of Senior Notes; 97% ($160 million) of the Company's $164.75 million of 6% Convertible Subordinated Notes; 64% ($28 million) of the Company's $43.7 million in Senior Convertible Notes; and 100% of the Company's approximately $300 million in Preferred Stock.

         The only remaining debt obligations of the recapitalized company are its $156.1 million credit facility, $16.2 million in Senior Convertible Notes, and approximately $9.9 million in capital leases; there is no preferred stock outstanding. CoreComm Limited also has $4.75 million principal amount of its 6% Convertible Subordinated Notes held by third parties outstanding.

         As a result of the completion of the first phase of the recapitalization, CoreComm Limited now owns approximately 13% of CoreComm Holdco, the recapitalized company. As part of the second phase of the recapitalization, on February 8, 2002, CoreComm Holdco launched registered public exchange offers whereby it is offering to exchange shares of CoreComm Holdco common stock to all holders of CoreComm Limited common stock and to all remaining holders of 6% Convertible Subordinated Notes for their common stock and notes, respectively.

         In conjunction with Financial Accounting Standard No. 121 and the completion of the first phase of the recapitalization, the Company recorded preliminary asset impairment charges of approximately $201 million in the fourth quarter of 2001. The Company is in the process of reviewing the recoverability of its goodwill and long-lived assets. This review indicates that the carrying value of certain assets will not be recoverable. During 1999 and 2000, acquisitions were made against a background of increasing consolidation and record valuations in the telecommunications industry. The declining value of assets in the telecommunications sector is reflected in these write-downs. This analysis has not been completed and these write-downs may be adjusted prior to filing the CoreComm Limited Form 10-K for 2001.

         In connection with the recapitalization, Nasdaq has informed us that it will treat CoreComm Holdco as a successor to CoreComm Limited following the successful exchange offer and related transactions. As a result, CoreComm Holdco will become the Nasdaq listed entity and will be subject to the requirements of the Nasdaq for maintaining its continued listing.

                              OPERATING HIGHLIGHTS

         The Company commenced and successfully executed a revised business plan in 2001. The Company focused on its most profitable markets and products and implemented many operating initiatives, which led to significant improvements to the financial results. The successful operating initiatives included facility consolidation, efficiency improvements, elimination of less profitable products, network optimization, headcount reduction, and vendor negotiations. The Company expects these initiatives to continue to drive positive financial results as the Company continuously monitors all areas of its business for additional profitability and revenue growth going forward.

         This plan culminated in the Company's first quarter of EBITDA positive results in the fourth quarter of 2001. The fourth quarter of 2001 marked the fourth consecutive quarter of significantly improved profitability and operating efficiencies.

         As part of this plan, during 2001, the Company also announced new revenue initiatives centered around its two most promising and successful product offerings: the first is integrated communications products and other high bandwidth/data/web-oriented services for the business market; the second is bundled local telephony and Internet products efficiently sold, serviced and provisioned via Internet-centric interfaces to the residential market. The Company also plans to drive revenue growth by capitalizing on efficient opportunities in additional markets. For example, using existing facilities, the Company has recently launched business communications service to several markets in the Great Lakes region and residential service in the East.

Subscriber Data

         The Company had the following subscribers as of December 31, 2001:


                                                     December 31, 2001
                                                 ---------------------------

     Residential Local Access Lines                        54,200
     Business Local Access Lines                          220,700
     Toll-related Access Line Equivalents                 487,000
     Internet Subscribers                                 332,500
     Other Data Customers (1)                              21,300

     (1) Other data customers included Point-to-Point data, Frame Relay, Web Development, Web Hosting, E-Commerce, Co-location and other related customers.

         Revenue Breakdown

         The Company's revenues for the year were attributable to the following service categories:


                                                               2001
                                                    ---------------------------
     Local Exchange Services                                     32%
     Toll-related Telephony Services                             26%
     Internet, Data and Web-related Services                     32%
     Other Revenue                                               10%
                                                    ---------------------------
          Total                                                 100%
                                                    ---------------------------

Profitability Initiatives

         The Company engaged in a significant effort during 2001 to improve its profitability. These efficiencies are reflected in the decrease in the Company's total expenses of more than $140 million on an annualized basis, as shown in the table below:


                                                                             Three months ended,
                                                     -------------------------------------------------------------------
                                          % Reduction
($ in thousands)                          Q4`00-Q4'01  12/31/01      9/30/01       6/30/01       3/31/01     12/31/00
                                          -----------  --------      -------       -------       -------     --------
Operating Expenses                            25%       $48,865      $54,760       $57,662       $63,520      $64,877
Selling, General and Administrative           44%        21,912       20,879        23,369        31,599       38,966
Corporate Expenses                            63%         1,621        1,194         1,626         3,894        4,325
                                              ---         -----        -----         -----         -----        -----
     Total Expenses                           33%       $72,398      $76,833       $82,657       $99,013     $108,168

         The improvements shown above are the result of a variety of measures, certain of which are also expected to generate additional savings during 2002 and going forward. The initiatives include: network operations and asset consolidation; higher gross margin for delivery of telephony services via UNE, UNE-P, and EEL; elimination of products that do not meet profitability targets; and consolidation of business service operations, residential service operations, and Internet operations. These initiatives and other general cost reduction efforts have resulted in headcount reductions as well as elimination of expenses related to overhead and general and administrative expenses.

         The Company has also continued its discussions with vendors regarding the terms and conditions of its various vendor arrangements. These discussions have been focused on improving present and future contract terms, reducing or eliminating current payable balances, expanding our network, and developing new product lines. The Company has been successful in these discussions to date, particularly with the many vendors that wish to maintain an ongoing successful relationship with the Company.

         In conjunction with these initiatives, the Company has recorded reorganization charges in 2001 of $37.4 million, which will be detailed further in our annual report.

Other Initiatives

         The Company has recently announced other advancements and examples of the many successful customer relationships that it has established:

o The Company completed the construction of its Presidential Command Center, a state-of-the-art facility designed to help proactively monitor the Company's entire network throughout its East Coast footprint. The Command Center gives the Company vision into all parts of its voice and data network supporting Internet, Web Hosting, Private Line, Frame Relay and ATX CoreConnectsm Integrated Access customers by monitoring their network and other services, as well as allowing the Company to quickly respond to connectivity and CPE (Customer Premise Equipment) device issues.
o The Company has renewed its relationship with Apple Vacations, continuing the strategic partnership that began in 1999. The Company will continue to provide Apple Vacations with international long distance and wireless services, and will be Apple Vacations' local and long distance provider for the corporate headquarters in Newtown Square, Pennsylvania, and its office in Elk Grove Village, Illinois. The Company will also be providing inbound toll-free service for Apple Vacations' call centers. Additionally, the Company will be offering its voice and data services to Apple's network of over 7,000 travel agencies throughout the country that market Apple Vacations.
o The Company continued to be recognized by The Business Journal of Milwaukee for its success as an Internet Service Provider. CoreComm was recently named as the largest ISP in the Greater Milwaukee area. The Company has held this same position for the past two years (previously under the names of Voyager.net and ExecPC).
o The Company signed a two-year agreement with SP Industries to provide Internet and interexchange and local exchange carrier voice services. The Company will also be connecting SP Industries' offices through a frame relay network.
o The Company extended its relationship with Public Financial Management ("PFM"), a customer since 1997, for the third consecutive term. The Company is connecting 17 PFM locations nationwide through a frame relay network.
o The Company renewed its strategic partnership with the New Jersey Technology Council (NJTC) for an additional two years. The Company will continue as the NJTC-endorsed "Preferred Provider" of voice and data solutions -- a distinction it has held since 1999 -- to the association's approximately 1,300 member companies. The Company also continued its strategic marketing alliance with the Eastern Technology Council, a relationship that began in 1997; the Company currently has hundreds of member companies as customers.
o The Company renewed its relationship with Commonwealth Bank, a customer since 1991. The Company is providing dedicated and switched interexchange carrier services for 60 of Commonwealth's locations in the Greater Philadelphia region, including its headquarters in Norristown, Pennsylvania. Additionally, multiple sites are supplied with broadband Internet connectivity. The Company has also implemented a backup network for Commonwealth for redundancy purposes and disaster recovery.
o The Company continued to deliver bandwidth and network services to Harley-Davidson Motor Co. (NYSE: HDI) in the Great Lakes region.
o The Company launched its suite of Managed Services products which includes Managed Security Solutions, Managed WANs, Managed Web Hosting, and Hosted Microsoft(R) Exchange. The solutions are bundled with traditional voice and data products and are designed to increase network performance and availability and reduce IT Staffing costs for customers. The Company has already secured agreements with various customers for Managed Services, ranging from regional IT organizations to notable firms in local industries.
o The Company expanded the integrated Internet, voice and frame relay solution that it provides to National Paintball Supply, the world's largest paintball products distributor and a customer since 1996. The Company implemented a robust, broadband solution for National Paintball Supply, enabling live video streaming that allows web users to watch live coverage of paintball tournaments around the globe.

                               OTHER DEVELOPMENTS

Recapitalization Plan

         By early December 2001, CoreComm Limited entered into agreements with numerous holders of its 6% Convertible Subordinated Notes due 2006, whereby the holders agreed, among other things, to exchange their notes for the amount of the October 1, 2001 interest payment of approximately $4.8 million in the aggregate, and shares of Holdco common stock as part of a restructuring plan. The exchange was completed in December 2001, including the payment of the approximately $4.8 million to such noteholders.

         In December 2001, both CoreComm Holdco and CoreComm Limited entered into an exchange agreement with:

    (1) Holders of 10.75% Unsecured Convertible PIK Notes due 2011 and 10.75% Senior Unsecured Convertible PIK Notes due 2010, both of which were a joint obligation of CoreComm Limited and CoreComm Holdco, in the initial principal amounts of $10 million and $16.1 million, respectively;

    (2) Holders of Senior Unsecured Notes due 2003 of CoreComm Limited in the principal amount of $105.7 million; and (3) Holders of all of the preferred stock of CoreComm, with an aggregate liquidation value
        $300 million.

         The exchange agreement provided for the security holders to exchange their securities for shares of CoreComm Holdco common stock as part of the recapitalization. In December 2001, the credit agreement governing the senior secured facility was amended to permit the recapitalization to occur.

         By December 28, 2001, the first phase of the recapitalization was completed. As a result, the only material asset of CoreComm Limited is its current approximate 13% interest in CoreComm Holdco. Following the completion of the second phase of the recapitalization, CoreComm Limited will become a subsidiary of CoreComm Holdco, and CoreComm Limited will have no material assets.

Management Changes

         The Company also recently announced that it had named Thomas Gravina as President and Chief Executive Officer and named Michael A. Peterson as Executive Vice President, Chief Operating Officer and Chief Financial Officer. Barclay Knapp has become Chairman of the Board and George Blumenthal has become Chairman Emeritus. Gravina and Peterson have also joined CoreComm Holdco's Board of Directors. In addition, the Board of Directors of CoreComm Holdco has elected as a director Ralph H. Booth II, who is the Chairman and Chief Executive Officer of Booth American Company. Booth American Company made investments in the Company in 2000 and 2001. Gregg N. Gorelick has been promoted to Senior Vice President - Controller and Treasurer. Alan Patricof and Warren Potash will continue to serve on the Board of Directors.

Year End Audit

         As a result of the completion of the first phase of the recapitalization as described above, currently the only material asset of CoreComm Limited is its approximate 13% interest in CoreComm Holdco. Following the completion of the second phase of the recapitalization, CoreComm Limited will become a subsidiary of CoreComm Holdco, and CoreComm Limited will have no material assets. Given these and other facts, the auditors of CoreComm Limited will include a going concern explanatory paragraph in their audit report for CoreComm Limited for the year ended December 31, 2001.

         CoreComm Holdco expects to receive a "clean" opinion from its outside auditors and thus the audit report of CoreComm Holdco will not contain such a going concern paragraph as it is anticipated that CoreComm Holdco will be able to meet its obligations as they become due with cash on hand and funds from operations during 2002.

         Under the exchange offers, those shareholders and noteholders who exchange their current shares and notes of CoreComm Limited, respectively, will receive shares of CoreComm Holdco, and would no longer have securities of CoreComm Limited.

Nasdaq Listing

         On February 14, 2002, CoreComm Limited received written notification from Nasdaq indicating that CoreComm Limited failed to comply with the minimum market value of publicly held shares and minimum bid price requirements for continued listing on the Nasdaq National Market and that it would have until May 15, 2002 to regain compliance. If the restructuring plan is not successfully completed and the Company does not regain compliance by this date, Nasdaq stated that it will then provide the Company written notification that its common stock will be delisted from the Nasdaq National Market. If CoreComm Limited common stock is delisted from the Nasdaq National Market, shares may trade in the Nasdaq Small Cap Market or the over-the-counter market and price quotations may be reported by other sources. The extent of the public market for the shares of CoreComm Limited common stock and the availability of quotations for shares of CoreComm Limited common stock would, however, depend upon the number of holders of shares remaining at that time, the interest in maintaining a market in shares of the common stock on the part of securities firms, the possible termination of registration of the shares under the Securities Exchange Act of 1934, and other factors.

                  FULL YEAR FINANCIAL RESULTS (2001 Unaudited)



                                                                   Year Ended
                                                                  December 31,
                                                       2001 (1)                   2000 (2)
                                              -------------------------- -----------------------
                                                     (in thousands, except per share data)

Revenues                                               $293,207                   $132,122

Costs and expenses:
Operating                                               224,807                    142,323
Selling, general & administrative                        97,759                    111,010
                                               -------------------------- -----------------------
      EBITDA                                            (29,359)                  (121,211)

Corporate                                                 8,335                     12,884
Non-cash compensation                                    21,638                     43,440
Other charges                                            39,514                     12,706
Asset impairments                                       368,288                     35,920
Depreciation and amortization                           145,499                     73,166
                                               -------------------------- -----------------------
     Operating (loss)                                  (612,633)                  (299,327)

Other income (expense):
Net interest and other                                  (46,357)                   (14,234)
Income tax provision                                        (98)                      (250)
Extraordinary item                                       39,498                          -
                                               -------------------------- -----------------------
     Net (loss)                                       $(619,590)                 $(313,811)
                                               ========================== =======================

Basic and diluted net (loss) per share (3):
    (Loss) before extraordinary item                     $(6.77)                    $(6.73)
    Extraordinary item                                     0.39                          -
                                               -------------------------- -----------------------
   Net (loss) per common share                           $(6.38)                    $(6.73)
                                               ========================== =======================

Weighted average shares                                 100,669                     47,480
                                               ========================== =======================

(1) We reduced the carrying value of fixed assets, goodwill and other intangibles by $368.3 million based on a review of the recoverability of goodwill and long-lived assets. As a result of the recapitalization plan, we recorded non-cash compensation expense of $8.7 million (which is included in the $21.6 million above) and recorded an extraordinary gain on the early extinguishment of debt of $25.7 million (which is included in the $39.5 million above.)
(2) As a result of the completion of the acquisitions of ATX and Voyager in September 2000, we consolidated the results of operations of these businesses from the dates of acquisition.
(3) After giving effect to the dividends and accretion on preferred stock of $22.4 million and $5.6 million in the years ended
         December 31, 2001 and 2000, respectively.


                  FOURTH QUARTER FINANCIAL RESULTS (Unaudited)


                                                    For the Three Month Period Ended
                                                               December 31,
                                                    2001 (1)                  2000 (2)
                                            -------------------------- -----------------------
                                                  (in thousands, except per share data)

Revenues                                             $72,720                    $75,503

Costs and expenses:
Operating                                             48,865                     64,877
Selling, general & administrative                     21,912                     38,966
                                            -------------------------- -----------------------
      EBITDA                                           1,943                    (28,340)

Corporate                                              1,621                      4,325
Non-cash compensation                                 11,936                      8,020
Other charges                                          2,119                     11,931
Asset impairments                                    200,689                     35,920
Depreciation and amortization                         35,455                     43,860
                                            -------------------------- -----------------------
     Operating (loss)                               (249,877)                  (132,396)

Other income (expense):
Net interest and other                               (12,961)                    (8,276)
Income tax (provision) benefit                          (332)                        71
Extraordinary item                                    37,282                          -
                                            -------------------------- -----------------------
     Net (loss)                                    $(225,888)                 $(140,601)
                                            ========================== =======================

Basic and diluted net (loss) per share (3):
    (Loss) before extraordinary item                  $(1.92)                    $(2.08)
    Extraordinary item                                  0.27                          -
                                            -------------------------- -----------------------
   Net (loss) per common share                        $(1.65)                    $(2.08)
                                            ========================== =======================

Weighted average shares                              140,070                     70,261
                                            ========================== =======================

(1) We reduced the carrying value of fixed assets, goodwill and other intangibles by $200.7 million based on a review of the recoverability of goodwill and long-lived assets. As a result of the recapitalization plan, we recorded non-cash compensation expense of $8.7 million (which is included in the $11.9 million above) and recorded an extraordinary gain on the early extinguishment of debt of $25.7 million (which is include in the $37.3 million above.)
(2) As a result of the completion of the acquisitions of ATX and Voyager in September 2000, we consolidated the results of operations of these businesses from the dates of acquisition.
(3) After giving effect to the dividends and accretion on preferred stock of $5.7 million and $5.5 million in the three months ended December 31, 2001 and 2000, respectively.

                    DISCUSSION OF FULL YEAR OPERATING RESULTS

Results Of Operations

     The first phase of the restructuring plan was completed on December 28, 2001. As a result of the completion of the first phase of the restructuring plan, CoreComm Limited's only material asset is its ownership of approximately 13% of the outstanding capital stock of CoreComm Holdco. The operating results discussed here include CoreComm Holdco for all periods. After December 28, 2001, CoreComm Limited accounts for all of CoreComm Holdco's operations using the equity method. CoreComm Limited does not have any significant operations of its own.

     As a result of the acquisitions of ATX and Voyager in September 2000, CoreComm Limited consolidated the results of operations of these businesses from the dates of acquisition.

     The increase in revenues to $293,207,000 from $132,122,000 is due to acquisitions in 2000, which accounted for $166,737,000 of the increase. This increase is offset by a decline in revenue attributed to the customer base associated with the USN assets acquired in May 1999. The revenues from the USN customer based peaked in the third quarter of 1999 after CoreComm Limited's acquisition and, as expected, declined thereafter. USN Communications, Inc. was a CLEC that operated on a resale basis. The underlying operations, customer relationships and future revenue streams of the resale CLEC business have declined since CoreComm Limited's acquisition.

     Operating costs include direct cost of sales, network costs and salaries and related expenses of network personnel. Operating costs increased to $224,807,000 from $142,323,000 due to acquisitions in 2000, which amounted to $111,878,000 of the increase. This increase is offset by a decrease in costs of $29,394,000 in 2001 primarily as a result of the implementation of CoreComm Limited's modified business plan as described above.

     Selling, general and administrative expenses decreased to $97,759,000 from $111,010,000 primarily as a result of the implementation of CoreComm Limited's modified business plan as described above. These expense reductions amounted to $65,699,000 in 2001. This decrease is offset by an increase due to acquisitions in 2000, which amounted to $52,448,000.

     Corporate expenses include the costs of CoreComm Limited's officers and headquarters staff, the costs of operating the headquarters and costs incurred for strategic planning and evaluation of business opportunities. Corporate expenses decreased to $8,335,000 from $12,884,000 primarily as a result of the implementation of CoreComm Limited's modified business plan as described above.

     In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," in April 2000, CoreComm Limited recorded a non-cash compensation expense of approximately $29.0 million and a non-cash deferred expense of approximately $31.3 million due to the issuance of options to employees in 2000 at an exercise price of $14.55 which was less than the fair value of Limited's common stock on the date of the grant. From April 2000 to December 31, 2001, the deferred non-cash compensation was charged to expense, including $21.6 million and $9.7 million in the years ended December 31, 2001 and 2000, respectively. Also in 2000, non-cash compensation includes $4.7 million related to option rescissions.

     Other charges in 2001 include reorganization charges of $37,372,000 and an adjustment to the reserve for notes receivable from former officers of an acquired business of $2,142,000. The reorganization charges relate to the Company's announcements in May and July 2001 that it was taking additional actions to reorganize, re-size and reduce operating costs and create greater efficiency in various areas of the Company. An aggregate of $21,386,000 of these costs is for equipment and other assets that did not and will not require any future cash outlays. Other charges in 2000 include a reserve of $8,700,000 for notes receivable and reorganization charges of $4,006,000.

     CoreComm Holdco performed a review of the recoverability of its goodwill and long-lived assets, which indicated that the carrying value of certain assets would not be recoverable. During 1999 and 2000, acquisitions were made against a background of increasing consolidation and record valuations in the telecommunications industry. CoreComm Holdco recorded preliminary impairment charges of $201 million as a result of this evaluation. This analysis has not been completed and these write-downs may be adjusted prior to filing the CoreComm Limited Form 10-K for 2001. In addition, at March 31, 2001, CoreComm Limited reduced the carrying amount of goodwill related to the Voyager and MegsINet acquisitions by $168 million.

     The Company expects to file Securities and Exchange Commission Form 12b-25 that will result in extending the time to file the Form10-K until April 16, 2002. The Company will file the Form 10-K on or before April 16, 2002.

     Depreciation expense increased to $48,110,000 from $30,746,000 primarily as a result of an increase in fixed assets due to acquisitions in 2000.

     Amortization expense increased to $97,389,000 from $42,420,000 due to the amortization of goodwill from the acquisitions in 2000.

     Interest income and other, net, decreased to $1,957,000 from $6,223,000 primarily due to the reduction of interest income resulting from lower cash balances in 2001.

     Interest expense increased to $48,314,000 from $20,457,000 primarily due to increased borrowings in 2001 to fund CoreComm Limited's acquisitions and operations.

     The income tax provision of $98,000 in 2001 and $250,000 in 2000 are for state and local income tax.

     Extraordinary gains in 2001 of $39,498,000 relate to the completion of the first phase of the recapitalization plan, as well as the successful settlement of various equipment and working capital notes and capital leases for less than the outstanding balance.

                                       ***

     The foregoing reference to the exchange offers shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of CoreComm Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents (including amendments that may be made to them), regarding the exchange offers because they contain important information:

   - CoreComm Holdco's preliminary prospectus, prospectus supplements and final prospectus;

   - CoreComm Holdco's registration statement on Form S-4, containing such documents and other information; and

   -   CoreComm Holdco's Schedule TO.

     These documents and amendments and supplements to these documents have been and will continue to be filed, as they may be amended and supplemented, with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from CoreComm Holdco by directing your request to the number listed below.

     For further information regarding the exchange offers, including obtaining additional copies of the exchange offer materials, we encourage you to contact the information agent:

D.F. King & Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 848-2998

                                       ***

CoreComm provides integrated telephone, Internet and data services to business and residential customers in several markets in the United States.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained herein, specifically excluding references to the exchange offers, constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. When used herein, the words, "believe," "anticipate," "plan," "will," "expects," "projects," "positioned," "strategy," and similar expressions identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: the ability of the Company to continue as a going concern, the continued viability of the Company if the restructuring plan is not consummated on a timely basis, the ability of the Company to obtain trade credit and shipments and terms with vendors and service providers for current orders; the Company's ability to maintain contracts that are critical to its operations; potential adverse developments with respect to the Company's liquidity or results of operations; the ability to fund and execute its business plan; the ability to attract, retain and compensate key executives and associates; the ability of the Company to attract and retain customers; general economic and business conditions, technological developments, the Company's ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, all in a timely manner at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services, the impact of restructuring and integration actions, the impact of new business opportunities requiring significant up-front investment, interest rate fluctuations and availability, terms and deployment of capital. The Company assumes no obligation to update the forward-looking statements contained herein to reflect actual results, changes in assumptions or changes in factors affecting such statements.

For further information please contact:

  Winston Black, Director - Corporate Development at (212) 906-8485.